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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kimberlite Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Ave, Suite 2829
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Coster — 212-389-9435
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name -- *if individual, state last, first, middle name*)

369 Lexington Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Coster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimberlite Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Executive Officer

Title

Notary Public

Suzanne Williams
Notary Public, State of New York
No. 01WI6233516
Qualified in Kings County
Commission Expires December 27, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kimberlite Advisors, LLC

(SEC I.D. No. 8-40742)

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

December 31, 2017

FILED PURSUANT TO SEC RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

Kimberlite Advisors, LLC
Statement of Financial Condition
Filed Pursuant to Rule 17a-5(e)(3)
December 31, 2017

TABLE OF CONTENTS

Index:

RotenbergMeril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kimberlite Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kimberlite Advisors, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2014.

New York, New York
February 28, 2018


Kimberlite Advisors, LLC
Statement of Financial Condition
December 31, 2017



Assets


Assets:

Cash and cash equivalents	$	210,819
Accounts receivable, net		442,556
Prepaid expenses		21,247
Property and equipment, net of accumulated depreciation and amortization		5,054
Total Assets	$	679,676


Liabilities and Member's Equity


Liabilities:

Accrued expenses	$	18,078
Due to Parent Company		49,866
Due to affiliates		27,819
Total Liabilities		95,763
Member's Equity		583,913
Total Liabilities and Member's Equity	$	679,676


The accompanying notes are an integral part of these financial statements

2


Note 1 – Organization and Basis of Presentation

Kimberlite Advisors, LLC (the "Company" or "KA") was formed on March 5, 2009 as a Delaware limited liability company pursuant to the Delaware Limited Liability Company Act (the "Act"), to engage in any activities allowed by the Act. The Company's offices are located in New York, New York. The Company is a single-member limited liability company owned by Kimberlite Group, LLC ("Parent Company").

The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company holds no customer funds or securities. The Company is a merchant banking firm founded by established and seasoned partners in Investment Banking, Legal Structuring, Operations, and Principal Investing.

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations.

The Parent Company has committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain financial statement amounts may not add or agree due to rounding.

Property and Equipment
Property and equipment are stated at cost and are being depreciated and amortized using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major betterments are capitalized.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition
The Company earns revenue from providing advisory services performed in accordance with the underlying advisory contracts. Revenue is recognized when the services are completed. Fees paid in advance are recognized over the estimated period that the related services are performed. Success fees are recognized when the related transaction closes and all services and work for which the success fee has been paid have been completed. Reimbursable expenses are charged to clients and are included in service fee revenue. The associated charges are included in expenses in the statement of operations.

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers", which will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles (GAAP). The core principle of this ASU is that revenue should be recognized for the amount of consideration the Company expects to be entitled to for promised goods or services transferred to customers.

Note 2 – Summary of Significant Accounting Policies (Continued)

This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates. In addition to establishing the new revenue guidance in ASC 606, ASU 2014-09 also added cost capitalization guidance to new subtopic 340-40, which determines which costs incurred to acquire or in fulfilling a contract may be capitalized and deferred over the related period of benefit. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year and allows public entities to early adopt, but no earlier than the original effective date. The Company will adopt the new standards as of January 1, 2018 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the date, as needed.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

The adoption of ASU 2014-09 will impact how the Company capitalizes contract costs incurred in fulfilling contracts. Costs incurred during the period to fulfill the Company's performance obligations will be expensed when incurred and will only be capitalized when those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3) are expected to be recovered. With the adoption of the new standard, contract costs will be capitalized when these three criteria are met at the earlier of (1) a signed contract or (2) an approved reimbursement. Expenses will be presented net of all reimbursements. In the current year and prior to the adoptions of the standard, contract costs to be reimbursed were invoiced and recorded as reimbursement revenues.

Accounts Receivable
The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the entity's ability to pay. At December 31, 2017, the allowance for doubtful accounts amounted to $120,236. Bad debt expense amounted to $40,138 for the year ended December 31, 2017.

Income Taxes
Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Member and accordingly, no provision has been made for income taxes in the accompanying financial statements. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. Tax years 2014 through 2017 for the Parent Company are open for examination by the U.S. federal, state and local tax authorities.

Note 3 – Property and Equipment, net

Property and equipment, net of accumulated depreciation and amortization, as of December 31, 2017 are stated at cost and consist of the following:

Note 3 – Property and Equipment, net (Continued)

	Estimated Useful Lives	Amount
Computer equipment and software	3 Years	$ 29,953
Furniture and fixtures	7 Years	12,343
Total, at cost		42,296
Less: accumulated depreciation and amortization		37,242
Net		$ 5,054

Depreciation and amortization expense for the year ended December 31, 2017 was $6,244.

Note 4 – Concentrations of Credit Risk

For the year ended December 31, 2017, revenue from one customer represented approximately 100% of total revenue, and totaled approximately $1.37 million. As of December 31, 2017, a receivable from one customer represented approximately 92% of accounts receivable, and totaled approximately $408,866.

At various times during the year, the Company has maintained deposits with its financial institutions in excess of insured amounts. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions. The Company has not incurred any losses on these accounts. At December 31, 2017, there were no amounts in excess of insured limits.

Note 5 – Related Party Transactions

The Company and its Parent Company operate under an Expense Sharing and Administrative Services Agreement ("Agreement"). The Agreement was entered into on November 1, 2014 and updated on April 1, 2017. Under the provisions of the Agreement, the Parent Company allocates to the Company, its portion of certain expenses incurred, which were paid by the Parent Company for which the Company received benefit. The Parent Company allocated $273,201 of these expenses to the Company during the year ended December 31, 2017 and are recorded in the general and administrative, occupancy and equipment rental, and technology, communication and information services expense on the Statement of Operations. Due to Parent Company in the accompanying Statement of Financial Condition totaled $49,866 as of December 31, 2017.

Effective April 1, 2015, an affiliated entity, Kimberlite Holdings, Inc. ("Holdings") was formed to administer all personnel related costs of the Company and its affiliates. Holdings was added to the Agreement on April 1, 2017. Holdings allocates to the Company, its portion of personnel expenses incurred, which were paid by Holdings and for which the Company received benefit. The Company reimburses Holdings for the personnel costs each pay period. Holdings allocated $851,034 in compensation and benefits expense to the company during the year ended December 31, 2017. At December 31, 2016, the Company had accrued bonuses of approximately $549,000 which were not paid. As such, the accrued bonuses were reversed in 2017 and offset against compensation and benefits. As of December 31, 2017, the amount due to Holdings was $27,819, and is included in Due to Affiliates in the accompanying Statement of Financial Condition.

From time to time, the Company may advance funds to the members of the Parent Company. As of December 31, 2017, there was no balance due to the Company from the members of the Parent Company.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the Company to maintain the minimum Net Capital of the greater of $5,000 or 6-2/3% of Aggregate Indebtedness of $95,763 and a ratio of Aggregate Indebtedness to Net Capital (both as defined by the SEC) of no more than 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $114,656, which was $108,272 in excess of its required minimum net capital of $6,384. The Company's ratio of aggregate indebtedness to net capital was 83.52% as of December 31, 2017.

Note 7 – Commitments and Contingencies

Contractual Arrangements
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Sublease Commitment
On July 31, 2015, the Parent Company entered into a five year non-cancelable sublease effective September 1, 2015 for an office space. Rent expense is allocated to the Company by the Parent Company as per the Agreement. Rent expense allocated to the Company included in the Statement of Operations as a result of this lease was $82,313.

Legal Proceedings
In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition.

Note 8 – Subsequent Events

From January 1, 2018 through February 28, 2018, the Company did not receive any capital contributions or pay any capital distributions. Management has evaluated the impact of all subsequent events on the Company through February 28, 2018, the date the financial statements were available to be issued, and has determined that there were no additional subsequent events requiring recognition or disclosure in the financial statements.